Issuer Free-Writing Prospectus Filed

Pursuant to Rule 433

Dated September 21, 2009

Registration Statement No. 333-161490

Supplementing Prospectus Supplement

Dated September 21, 2009 and

Prospectus Dated September 4, 2009

FOR IMMEDIATE RELEASE

Contact: Barbara J. Harrington

First Busey Corporation, CFO

217-365-4516

First Busey Corporation Announces Public Offering of Common Stock

September 21, 2009

Urbana, Illinois

First Busey Corporation (the “Company”) (Nasdaq: BUSE), today announced that it has commenced an underwritten public offering of 18,000,000 shares of its common stock, par value $0.001 per share.  Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC is acting as the sole book-running manager of the public offering and FIG Partners, LLC is acting as co-manager for the public offering.  The Company will offer the underwriters an option to purchase up to an additional 2,700,000 shares within 30 days form the date of the public offering.

In order to maximize the shares of common stock available for the public offering, the Company also announced that it had entered into a stock purchase agreement to sell $39.3 million of a new series of 9% mandatorily convertible series preferred stock (“Series A Preferred Stock”).  Pending satisfaction of all the closing conditions, the Series A Preferred Stock will be sold to small group of purchasers that includes all of the Company’s directors, various executive officers and one other accredited investor that is an existing stockholder of the Company.  Pursuant to the terms of the stock purchase agreement, the closing of the private placement is subject to the closing of the public offering of common stock and the receipt of a regulatory notice by several of the purchasers.  Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC has acted as placement agent in connection with the offering of Series A Preferred Stock.

It is intended that the convertible preferred stock will remain outstanding for only a short period of time until the Company receives certain stockholder approvals, including approval to amend the Company’s articles of incorporation to increase the Company’s authorized common stock.  Upon receipt of the necessary stockholder approvals, the convertible preferred stock will automatically convert into shares of common stock at the same per share price that the common stock is sold in the public offering.  The Company expects to hold the special meeting of stockholders in November 2009.  The terms of the new Series A Preferred Stock are described in more detail in the Company’s Current Report on Form 8-K filed today with the Securities Exchange Commission, which can be accessed through www.sec.gov.

The Company intends to use the net proceeds from the public offering of common stock and the separate private placement of Series A Preferred Stock for general corporate purposes, including supporting the capital adequacy of Busey Bank, the Company’s wholly-owned bank subsidiary.  The Company intends to continue to maintain Busey Bank as well capitalized for regulatory purposes.

Additionally, the Company announced that it anticipates recognizing a significant provision for loan losses in the third quarter of 2009.  The high level of provisioning and the Company’s current market valuation may lead to impairment of the Company’s goodwill at Busey Bank.  These topics are described in detail in the Company’s Current Report on Form 8-K filed today with the Securities Exchange Commission, which can be accessed through www.sec.gov.

The shares of common stock will be sold pursuant to a prospectus supplement to the prospectus filed as part of the Company’s effective shelf-registration statement on Form S-3 (File No. 333-161490).  The registration statement on Form S-3 may be accessed through the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from Fox-Pitt Kelton Cochran Caronia Waller at 420 Fifth Ave., 5th Floor, New York, New York 10018, by telephone at 212-857-6212 or by fax at 212-849-0582 or FIG Partners, LLC at 1175 Peachtree St. NE, 100 Colony Square Suite 2250, Atlanta, GA 30361, by telephone at (404) 601-7200 or by fax at (404) 591-6004.

All shares of this Series A Preferred Stock offered by the Company have been sold pursuant to the stock purchase agreement referenced above.  This press release does not constitute an offer to sell or the solicitation of an offer to buy the convertible preferred stock or any other securities and does not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.  The Series A Preferred Stock will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About First Busey:  The Company is a $4.3 billion financial holding company headquartered in Urbana, Illinois.  The Company provides a broad range of financial services through its banking and non-banking subsidiaries.  The Company conducts the business of banking and related services through Busey Bank, fiduciary and wealth management services through Busey Wealth Management, Inc. and retail payment processing through FirsTech, Inc.